Exhibit 99.21

AMENDMENT TO

SHARE OPTION AGREEMENT

BIOCERES CROP SOLUTIONS CORP.

Natalia Zang, as the Beneficiary, and Bioceres Crop Solutions Corp. (the “Company” and jointly with the Beneficiary referred to as the “Parties”), having tis principal place of business at Ocampo 210bis, City of Rosario, Province of Santa Fe; and

WHEREAS

The Beneficiary entered into a Share Option Agreement (the “Agreement”) with the Company under which the Company granted the Beneficiary with an Option; and

The Parties agree to amend certain vesting conditions of the Shares Subject to Option as provided herein (the “Amendment”).

NOW, THEREFORE, the Parties agree as follows:

1.	Option Right. The Parties agree to include in Section 1 of the Agreement the following second paragraph:

“Accelerated Vesting upon a Change of Control. Notwithstanding any other provisions of this Agreement to the contrary, in the event of a Change of Control of the Company, the unvested portion of the Option shall become fully vested”.

2.	Certain Definitions. Unless otherwise defined in the Agreement and/or this Amendment, the following capitalized terms shall have the meaning ascribed to them in this Section 2.

“Affiliate” means, with respect to any specified person, any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Change of Control” means: (i) a sale of all or substantially all of the assets of the Company; (ii) the acquisition of more than 50% of the voting power of the outstanding securities of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, reorganization, merger or consolidation) unless the Company’s stockholders of record as constituted immediately prior to such acquisition (or any of its Affiliates) will, immediately after such acquisition (by virtue of their continuing to hold such stock and/or their receipt in exchange therefor of securities issued as consideration for the Company’s outstanding stock) hold at least 50% of the voting power of the surviving or acquiring entity or the power to direct or cause the direction of the affairs or management of the Company, whether through the ownership of voting securities, as trustee, appointment of the Board of Directors, personal representative or executor, by contract, credit arrangement or otherwise; or (iii) any reorganization, merger or consolidation in which the Company is not the surviving entity. Just to clarify, the transfer of more than 50% of the outstanding securities of the Company shall not be deemed a Change of Control under this Agreement, if such transfer or transfers are made in favor of Bioceres S.A.’s stockholders, by means of stock swaps, sales or otherwise.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

Any other capitalized term used herein shall have the meaning ascribed to it under the Agreement.

3.	Applicable Law. The validity, interpretation, and performance of this Amendment shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Parties agree that any action, proceeding, or claim arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and each irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Parties hereby waive any objection to such exclusive jurisdiction and that such courts represent an inconvenience forum. Any such process or summons to be served upon the parties may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the parties in any action, proceeding, or claim.

4.	Notices. Any notice, statement, or demand authorized by this Amendment to be given or made shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five days after deposit of such notice, postage prepaid, addressed, until another address is filed in writing), as follows:

Bioceres Crop Solutions Corp.
Ocampo 210bis,
Rosario, 2000
Argentina

Natalia Zang
Lagasca 140, 2do. Ext. Izq.
28006, Madrid
España

5.	Counterparts. This Amendment may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

6.	Amendment. Unless as amended and restated herein, the Parties ratify all the terms and conditions of the Agreement

7.	Entire Agreement. This Amendment together with the Agreement (including all the schedules and exhibits thereto) and the agreements, certificates and other ancillary documents delivered pursuant to the Agreement and this Amendment constitutes the entire agreement among the Parties pertaining to the specific subject matter hereof and supersedes all prior agreements, correspondence, undertakings, understandings, negotiations and discussions, whether oral or written, of the Parties, and there are no warranties, representations, covenants or other agreements between the Parties in connection with the subject matter hereof except as specifically set forth herein. No supplement, modification, waiver or termination of the Amendment or the Agreement shall be binding unless executed in writing by the Party to be bound thereby.

IN WITNESS WHEREOF, this Amendment has been duly executed by the parties hereto as of the day and year first below written.

BIOCERES CROP. SOLUTIONS CORP.

/s/Federico Trucco
By:
Name: Federico Trucco
Title: President of the Board
Date: January 13, 2020

/s/Natalia Zang
By: Natalia Zang
Date: January 15, 2020

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